April 30, 2010

Mr. Chad Eskildsen
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	The Appleton Funds
File Nos. 333-49374 and 811-10201

Dear Mr. Eskildsen:

This will confirm our telephone conversation on Wednesday, April 14, 2010 regarding the 485(a) filing made by the Appleton Funds (“Registrant”) on March 1, 2010. Your comments and the Registrant’s responses are set forth below:

Prospectus

Comment

Add the Fund’s ticker to the cover page.

Response

The Fund does not have a ticker symbol.

Comment

Delete the sentence giving the Adviser’s name and address.

Response

The requested change has been made

Comment

Delete the phrase “by investing primarily in common stocks” from the investment strategy.

Response

The requested change has been made.

Comment

Make the Shareholder Fees into a table format.

Response

The requested change has been made.

Comment

Change the titles in the fee table to conform with the Form N-1A instructions.

Response

The requested change has been made.

Comment

In order for the net expenses to be depicted in the fee table inclusive of the contractual fee waiver the expense limitation agreement must run through the term of the prospectus (April 30, 2011).

Response

The Fund and Appleton Partners, Inc. (the Adviser) have agreed to extend the contractual fee waiver through April 30, 2011.

Comment

In the footnote discussing the expense waiver state who can terminate the agreement.

Response

The requested change has been made to state that the Fund or the Trustees may terminate the agreement.

Comment

Shorten the disclosure regarding the Acquired Fund Fees and Expenses.

Response

The requested change has been made

Comment

Delete footnote #3 from the fee table.

Response

The requested change has been made.

Comment

Confirm that the expense waiver is only reflected in the first year of the example calculation.

Response

The Registrant confirms that the waiver is only reflected in the first year of the example calculation.

Comment

Move the statement regarding a 60 day notice to shareholders to the strategy section of the statutory prospectus.

Response

The requested change has been made.

Comment

Delete the disclosure regarding convertible securities risk if it is not a principal strategy of the Fund.

Response

The requested change has been made.

Comment

If the Registrant posts performance on its website state that fact in the summary prospectus.

Response

The Fund does not post performance on its website.

Comment

Delete the phrases “Post Liquidation” and “Pre Liquidation” from the Average Annual Total Return table.

Response

The requested change has been made

Comment

Delete Footnote #2 from the AAR table unless applicable.

Response

The requested change has been made.

Comment

Delete Footnotes #3 and #4 from the AAR table.

Response

The requested change has been made.

Comment

Discuss why the registrant believes it is appropriate to present a second index for performance comparison.

Response

The requested disclosure has been added.

Comment

Delete the phrase “shares may not be available” from the How to Buy and Sell Shares section.

Response

The requested change has been made.

Comment

Add the word “Principal” to the Principal Risks section.

Response

The requested change has been made.

Comment

Delete the section regarding Portfolio Turnover risk.

Response

The requested change has been made

Comment

Move the paragraph discussing the basis for the Board’s selection of the Adviser to after the third paragraph of the Management section.

Response

The requested change has been made.

Comment

In the section How to Redeem Shares change from 3 to 7 the number of business days it may take for a redemption request to be fulfilled.

Response

The requested change has been made.

SAI

Comment

Confirm that the Board of Trustees table reflects other directorships held within the last 5 years.

Response

The Registrant confirms that the table reflects other directorships held within the last 5 years.

Comment

Provide more specific disclosure relating to the Board’s leadership structure.

Response

The requested change has been made.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Assistant Secretary